UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

     If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Aventis’ (formerly known as Sanofi-Synthelabo) Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Exhibit Index
EX-99.1: PRESS RELEASE DATED AUGUST 30, 2004
EX-99.2: PRESS RELEASE DATED AUGUST 31, 2004
EX-99.3: PRESENTATION DATED AUGUST 31, 2004

     On August 30, 2004 and August 31, 2004, respectively, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) issued the two press releases attached hereto as Exhibit 99.1 and Exhibit 99.2, each of which is incorporated herein by reference. On August 31, 2004, during a conference call for financial analysts, institutional investors and journalists, representatives of Sanofi-Aventis presented the slides attached hereto as Exhibit 99.3 which is incorporated herein by reference.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press Release, dated August 30, 2004, announcing appointment of Olivier Jacquesson as Head of Business Development
Exhibit 99.2	Press Release, dated August 31, 2004, announcing Sanofi-Synthelabo’s earnings for First Half of 2004
Exhibit 99.3	Presentation, dated August 31, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 31, 2004	SANOFI-AVENTIS

	By:	/s/ Marie-Hélène Laimay

		Name:	Marie-Hélène Laimay
		Title:	Senior Vice President — Internal Audit, Internal Control Evaluation

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release, dated August 30, 2004, announcing appointment of Olivier Jacquesson as Head of Business Development
Exhibit 99.2	Press Release, dated August 31, 2004, announcing Sanofi-Synthelabo’s earnings for First Half of 2004
Exhibit 99.3	Presentation, dated August 31, 2004